Exhibit 99.1

UP Fintech Announces Proposed Follow-on Public Offering of American Depositary Shares

BEIJING, China, June 8, 2021 — UP Fintech Holding Limited (Nasdaq: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced that it intends to offer and sell 6,500,000 American Depositary Shares (“ADSs”), each representing 15 Class A ordinary shares of the Company, subject to market and other conditions, in an underwritten public offering. The underwriters will have a 30-day option to purchase up to an aggregate of 975,000 additional ADSs from the Company.

The Company expects to use the net proceeds from the proposed ADS offering to (i) expand its customer base and drive customer engagement with its services, (ii) invest in expanding its products, services and technologies to enhance its user experience and operating efficiency, and (iii) expand its international presence.

Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Tiger Brokers (NZ) Limited will act as the joint bookrunners for the proposed ADS offering.

The proposed ADS offering will be made pursuant to an automatic shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov, which automatically became effective upon filing. A preliminary prospectus supplement and an accompanying prospectus related to the proposed ADS offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov.  The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus may be obtained by contacting Citigroup Global Markets Inc., Broadridge, 1155 Long Island Avenue, Bays 4-9, Edgewood, NY 11717, Attention: Prospectus Department (telephone: +1-800-831-9146), or Morgan Stanley & Co. LLC, Prospectus Department, 2nd Floor, 180 Varick Street, New York, NY 10014, United States of America, Attention: Prospectus Department (telephone: 1-917-606-8487).

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2021. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

Clark S. Soucy

UP Fintech Holding Limited

Email: ir@itiger.com